Exhibit 99.1

Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Announces SCADA Bidding Win of Tianjin Subway Line 5 Valued at USD $13.88 Million

BEIJING, Oct. 20, 2014 /PRNewswire-Asia-FirstCall/ -- Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it won the bidding from Tianjin Metro to supply the supervisory control and data acquisition system (SCADA) to Tianjin Subway Line 5, valued at approximately USD $13.88 million or RMB 85.02 million.

Tianjin Subway Line 5 is a mass transit subway line connecting Science Park in Beichen District in the north and Liqizhuang in Xiqing District in the south of Tianjin, with 30 stations and 33.6 km in total length. The construction is including three phases. The Phase 1 is scheduled to be completed by the end of 2015, the phase 2 is scheduled to be completed by September 2016, and the whole line is scheduled to be in trail operation by October 2017.

Hollysys is contracted to provide SCADA system based on its proprietary MACS-SCADA software platform, including software platform, system design, application development, hardware integration, installation, testing, maintenance and services. Hollysys will also provide its proprietary LM PLC to its PSCADA (Power SCADA) and apply total solution based on our previous successful experience in Beijing, Guangzhou, Shenzhen subway lines to ensure local customers’ needs and design requirements as well as technology application are satisfied overall.

Hollysys’ management commented, "We are very pleased to win the bidding from Tianjin Metro to supply our proprietary SCADA systems for Tianjin Subway Line 5. As China's subway ramp-up accelerates nationwide, Hollysys will continue to leverage on its solid and successful track record to gain its fair share in this booming market, further validates our well-established brand name recognition in China's fast-growing subway automation market, and create value for our shareholders.”

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,600 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear power plant automation and control system and other products.

Hollysys Automation Technologies, Ltd.	Page 2
October 20, 2014

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
investors@hollysys.com